Wize Pharma, Inc.

24 Hanagar Street

Hod Hasharon, Israel 4527708

November 30, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Jeffrey Gabor

Re:	Wize Pharma, Inc. Registration Statement on Form S-1 File No. 333- 228516

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Wize Pharma, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 pm, Eastern Time, on December 4, 2018, or as soon thereafter as possible.

The Company hereby confirms that it is aware of its responsibilities under the Act, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the registration statement. The Company hereby acknowledges that:

1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ OR EISENBERG
Or Eisenberg Acting Chief Executive Officer and Chief Financial Officer

Cc:	Gregory Sichenzia, Esq. Avital Perlman, Esq.